August 26, 2005



Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:    Almost Family, Inc.
       Form 10-K for the fiscal year ended December 31, 2004 Filed
       March 31, 2005
       File No. 1-09848

Dear Mr. Rosenberg;

The following responses are to the questions contained in your correspondence dated July 22, 2005 for the corporation and filing listed above.

Prior to reviewing our responses to your review comments we ask that you note the following development that will impact the Company's Form 10-K disclosures going forward:

Sale of Adult Day Care Segment and Implications on Disclosures

On August 3, 2005, after receipt of your letter of comment and prior to the drafting of this response, the Company entered into a definitive agreement for the sale of its Adult Day Care (ADC) operating segment. The transaction is structured as a sale of all of the assets and substantially all of the liabilities of the ADC segment. It is expected to close on or about September 30, 2005. The segment is being sold for $13.6 million in cash plus assumption of approximately $1.5 million in capital lease obligations. The Company expects to report a gain on the transaction of between $5 million and $6 million.

The ADC segment is one of three operating segments the Company currently operates. It generated approximately 24% of the Company's revenues for the fiscal year ended December 31, 2004. Management plans to file on Form 8-K the appropriate pro-forma financial information required for the sale of a significant segment of its business.

In the third quarter of 2005, the ADC segment will be reclassified to "discontinued operations" with the Company's two remaining segments as continuing operations. Given this significant change in the Company's business and the impact it has on management's view of the materiality of certain disclosures, management expects to significantly revise the disclosures made throughout the Form 10-K for the fiscal year ending December 31, 2005. Specifically, the absence of the ADC segment will increase the relative materiality of the other two operating segments, and management anticipates expanding its disclosures relating to those segments, particularly those relating to revenues and receivables in the VN segment.

SEC COMMENTS AND THE COMPANY'S RESPONSES

SEC Comment #1.:

Form 10-K for Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview

With regards to your VN segment revenues, you indicate that VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. Please provide us in disclosure-type format how you recognize revenue on a per episode basis in order to evaluate your accounting and disclosure in your financial statements.

Management's Response to SEC Comment #1.

VN Medicare Episode Revenue Recognition

Prospectively, management would anticipate making disclosures such as the following:

Since October 2000, with the implementation of PPS, the Company has been paid by Medicare based on episodes of care. The Centers for Medicare & Medicaid Services
(CMS) establishes the base rate for home health agencies covering a 60-day episode for each beneficiary. The basic national payment rate of approximately $2,300 per episode is adjusted for the health condition and care needs of each beneficiary, as well as for the geographic differences in wages across the country. Payment rates are also adjusted for situations that require care in excess of thresholds established by CMS, or in situations where a significant change in the beneficiary's condition has occurred, or if a beneficiary changes home health agencies during an episode. Also, in situations where only four or fewer visits are provided during an episode, reimbursement is earned on a per visit basis.

At the start of each episode, the Company prepares a patient plan of care for each patient which outlines the visit frequency and disciplines that are expected to meet the patient's needs. Revenue is then recorded on a pro-rata basis based on the types of visits incurred as services are provided to the patient over the course of the 60 day episode.

Critical Accounting Policies
Receivable and Revenue Recognition

Please provide us the following disclosures in disclosure-type format to help us evaluate the adequacy of your disclosure:

SEC Comment #2.a.:

State if your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

Management's Response to SEC Comment #2.a.

Recognition of Contractual Allowances

Approximately 99% of the Company's revenues are earned on a "fee for service" basis. For all services provided, the Company uses either payor-specific or patient-specific fee schedules for the recording of revenues at the amounts actually expected to be received. Accordingly, prior period contractual allowances for each of the past three years have been insignificant (not more than 0.1% of revenues).

SEC Comment #2.b.:

Your policy for collecting co-payments.

Management's Response to SEC Comment #2.b.

Co-payments

Unlike many healthcare providers, very few of the Company's payor sources require patient co-payments. Approximately 0.2% of the Company's revenues are derived from co-payments.

SEC Comment #2.c.:

For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004 this amount would represent the amount of the difference between estimates of contractual allowances for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.

Management's Response to SEC Comment #2.c.

Changes in Contractual Allowance Estimates Pertaining to Prior Periods

See response to SEC Comment #2.b. which ends:

"... prior period contractual allowances for each of the past three years have been insignificant (not more than 0.1% of revenues)."


SEC Comment #2.d.:

Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

Management's Response to SEC Comment #2.d.

Reasonably Possible Effect of a Change in Estimate of Unsettled Amounts from Third Party Payors

For each of the past three fiscal years, substantially all of the Company's revenues were earned on a "fee for service" basis. However, prior to October 2000 for Medicare and July 2001 for Kentucky Medicaid, a significant portion of the Company's revenues were cost-reimbursed. The settlement period for cost-reimbursed revenues can be several years long. Accordingly, at December 31, 2004 and 2003, the Company had approximately $525,000 and $1,960,000 of net receivables outstanding specifically related to filed or estimated cost reports. The difference between the December 2003 and 2004 balances resulted entirely from cash collections on settled cost reports, which settlements were consistent with the Company's recorded balance for those so settled.

Reserves have been established for those issues management believes might result in an unfavorable settlement.

SEC Comment #2.e.:

In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, clarify how this affects your ability to estimate your allowance for bad debts.

Management's Response to SEC Comment #2.e.

Payor Mix Concentrations and Related Aging of Accounts Receivable

The approximate breakdown of accounts receivable by payor classification as of December 31, 2004 and 2003 is set forth in the following tables:


As of December 31, 2004:            Percent of Accounts Receivable
-----------------------------------------------------------------------------------------------------
                                                                          >1yr
              Payor                       0-120           121-365         <2yrs            Total
-----------------------------------------------------------------------------------------------------

Medicare                                        17%              -%            -%                 17%
Medicaid & Government                           36%              8%           10%                 54%
Self Pay                                         9%              3%            5%                 17%
Insurance                                        7%              4%            1%                 12%
------------------------------------------------------------------------------------------------------
Total                                           69%             15%           16%                100%
------------------------------------------------------------------------------------------------------

As of December 31, 2003:            Percent of Accounts Receivable
------------------------------------------------------------------------------------------------------
                                                                          >1yr
              Payor                       0-120           121-365         <2yrs            Total
------------------------------------------------------------------------------------------------------

Medicare                                        13%              1%           -1%                 13%
Medicaid & Government                           42%             11%            6%                 59%
Self Pay                                         9%              2%            5%                 16%
Insurance                                        8%              3%            1%                 12%
-------------------------------------------------------------------------------------------------------
Total                                           72%             17%           11%                100%
-------------------------------------------------------------------------------------------------------

The balance sheet as of December 31, 2004 reflects a 13% decrease in net accounts receivable from December 31, 2003 and a 22% decrease from December 31, 2002. Revenues for the year ended December 31, 2004 were 7% higher than revenues for the year ended December 31, 2002. Days sales outstanding declined from 74 days at December 31, 2002 to 64 days at December 31, 2003 and 54 days at December 31, 2004.

SEC Comment #2.f.:

If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, clarify us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Management's Response to SEC Comment #2.e.

Medicaid (Third Party) Pending Patients

The Company, by policy, does not accept patients that are pending approval from Medicaid or other third party payors.

SEC Comment #3:

Please provide us, in disclosure-type format, the steps you take in collecting accounts receivable, your policy with respect to determining when a receivable is recorded as a bad debt, and when a write off is recorded including the threshold (amount and age) for account balance write-offs.

Management's Response to SEC Comment #3.

AR Collection Process and Allowance For Uncollectible Accounts

The Company utilizes its centralized HIPAA transaction set compliant computer system for the billing and collection of accounts receivable. Personnel in the Company's local market service office locations enter all billing transactions and applicable information. The majority of the Company's revenues are billed electronically to Medicare, state Medicaid programs, and a variety of other state and county government programs. The balance is generally billed on paper claims by personnel in the Company's centralized patient accounts receivable department. Resubmission of denied claims and collection follow-up efforts on unpaid claims are performed by a combination of service office and central patient accounts receivable personnel using the Company's claims management computer system.

The vast majority of the Company's receivables are collected in a relatively short period of time resulting in the Company's low days sales outstanding in receivables. However, many of the Company's payor sources require significant amounts of time for collection; receivables past 120 days or even past 1 year do not necessarily indicate a claim is uncollectible. The Company's policy is to systematically pursue all accounts for collection and to write-off accounts only when all reasonable efforts to collect them have been exhausted. The Company uses historical collection results and its judgment to establish percentages

(based upon the type and age of the receivable) utilized in the estimation of the allowance uncollectible accounts.

SEC Comment #4.:

Note 6. Income Taxes

Please provide us a detailed analysis of the basis for the one-time reduction in the estimated tax liabilities of $854,000.

Management's Response to SEC Comment #4.

The Company's Form 10-K for the fiscal year ended March 31, 2000 included the following disclosure:

                  "As part of a formal plan of separation, the Company on November 12, 1999 sold its product operations (consisting of infusion therapy and respiratory and medical equipment businesses) to Lincare Holdings, Inc. in an asset sale for $14.5 million and is pursuing available strategic alternatives to complete the separation of its visiting nurse operations. Proceeds from the sale were used to repay obligations outstanding under the Company's bank line of credit. As a result of the operational separations, the Company recorded a one-time net of tax loss of approximately $5 million or ($1.60) in the quarter ended September 30, 1999. This charge reduced the book value of the operations to their expected net realizable value, provides for losses on fulfilling certain obligations and close down costs and includes the estimated future operating results of the visiting nurse operations prior to separation. These changes have been accounted for as discontinued operations in the accompanying financial statements.

                  The estimated loss on disposal of discontinued operations reflected in the accompanying financial statements includes management's estimate of the results of operating the visiting nurse segment prior to disposal and the estimated financial results of such disposal based on information currently available. The form and timing of the implementation of a Medicare Prospective Payment System for home care (PPS) may have a material impact on the disposal value of the visiting nurse operations." (1)

The operations being discontinued operated in several different legal entities and in several different state and local jurisdictions. In recording the tax benefit related to the one-time charge, the Company recognized the potential for challenges upon audit by state or local tax jurisdictions related to allocation of the gains and losses to the various legal entities, the timing of the deductibility of certain accrued losses, the timing of the deductibility of certain assets and liabilities and the related effect of all these on state and local loss carry-backs and carry-forwards. Accordingly, the Company appropriately made estimates about the effective state and local tax rates that it used to record the related discontinued operations income tax benefit according to SFAS 109.

The Company believes that all positions taken by it in the filing of the tax returns for that year were appropriate. However, given the complexities involved and the exposure to challenge upon tax return audit, the Company determined that the tax reserves were necessary until expiration of the statute of limitations. The three year statute of limitations for the audit of the tax returns expired on January 15, 2004 at which time it was evident that a change in the estimated state and local tax rates should be recorded. The Company then recorded a one-time credit to tax provision pertaining to discontinued operations totaling approximately $854,000 to release the balance of the recorded tax liability.

(1) Note that the 1999 "plan of disposal for its visiting nurse segment" was subsequently reversed by the Company's Board of Directors following the implementation of the Medicare PPS reimbursement system for home health care.

SEC Comment #5.:

Note 9. Commitments and Contingencies
Legal Proceedings

Please tell us why you believe a ruling in favor for the plaintiff in the Franklin litigation case would not require an accrual under SFAS 5.

Management's Response to SEC Comment #3.

Franklin Litigation

The Company is in continuing discussions with its auditors, legal counsel and audit committee concerning this issue and expects that its response will be forthcoming.


SEC Comment #6.:

We note that you have a receivable from a broker that is in Chapter 7 bankruptcy proceedings. Please tell us why you have not written off the entire accounts receivable balance.

Management's Response to SEC Comment #6.

The Company is in continuing discussions with its auditors, legal counsel and audit committee concerning this issue and expects that its response will be forthcoming.


Requested Acknowledgement
Almost Family, Inc. acknowledges the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
PAGE>


If you have any questions, please do not hesitate to contact me at 502-891-1000.

                                    Sincerely,



                                    /s/ C. Steven Guenthner
                                    -----------------------
                                    C. Steven Guenthner
                                    Senior Vice President &
                                      Chief Financial Officer